Exhibit 99.1
Financial Statements
WilPro Energy Services (PIGAP II) Limited
Years Ended December 31, 2007, 2006 and 2005

WilPro Energy Services (PIGAP II) Limited
Financial Statements
Years Ended December 31, 2007, 2006 and 2005

Report of Independent Auditors
To the Shareholders and Board of Directors
WilPro Energy Services (PIGAP II) Limited
We have audited the accompanying balance sheets of WilPro Energy Services (PIGAP II) Limited as of December 31, 2007 and 2006, and the related statements of income and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WilPro Energy Services (PIGAP II) Limited at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.
Tulsa, OK
April 29, 2008
/s/ ERNST & YOUNG LLP

WilPro Energy Services (PIGAP II) Limited
Balance Sheets

	December 31,
	2007	2006

Assets
Current assets:
Cash and cash equivalents	$163,543	$197,857
Restricted cash and cash equivalents	51,623,151	48,631,168
Accounts receivable:
Trade — PDVSA Petroleo, S.A.	18,315,172	7,735,557
Other	534,712	512,432
Prepaid taxes	12,681,204	7,792,229
Prepaid expenses	2,275,469	2,760,067

Total current assets	85,593,251	67,629,310

Restricted cash and cash equivalents	18,533,089	18,354,872
Property, plant and equipment, net	221,089,008	234,482,992
Deferred financing costs, net	19,326,062	21,534,754
Derivative asset	345,555	486,583
Deferred major maintenance	4,783,165	—

Total assets	$349,670,130	$342,488,511

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable:
Trade	$4,533,793	$1,557,200
Affiliates	120,395	428,617
Other	8,000	4,000
Taxes payable:
Foreign income tax	22,335,264	24,220,109
Value-added tax	947,871	130,353
Accrued liabilities	1,109,567	811,596
Notes payable due within one year	23,000,000	22,310,000
Accrued interest	2,676,856	3,106,110
Deferred revenue	521,519	521,519

Total current liabilities	55,253,265	53,089,504

Notes payable due after one year	117,760,000	140,760,000
Deferred revenue	7,170,887	7,692,405
Deferred foreign income taxes	33,233,964	26,292,844

Shareholders’ equity:
Common stock, class A, $1 par value, 35,000 shares authorized, 70 shares issued and outstanding	70	70
Common stock, class B, $1 par value, 15,000 shares authorized, 30 shares issued and outstanding	30	30
Additional paid-in capital	112,232,375	101,914,330
Retained earnings	25,541,491	14,455,631
Accumulated other comprehensive loss — net loss on cash flow hedge instruments	(1,521,952)	(1,716,303)

Total shareholders’ equity	136,252,015	114,653,758

Total liabilities and shareholders’ equity	$349,670,130	$342,488,511

See accompanying notes.

WilPro Energy Services (PIGAP II) Limited
Statements of Income and Comprehensive Income

	Years Ended December 31,
	2007	2006	2005

Revenues	$94,278,239	$93,667,872	$91,626,354

Costs and expenses:
Operating expenses, exclusive of items shown separately below	20,575,122	20,496,705	19,619,632
Depreciation	16,016,682	15,945,079	15,966,865
General and administrative expenses	3,536,694	2,957,228	2,494,235

Total costs and expenses	40,128,498	39,399,012	38,080,732

Operating income	54,149,741	54,268,860	53,545,622

Other income (expense):
Interest expense	(13,058,410)	(13,985,012)	(14,164,670)
Interest income	3,354,358	3,145,474	1,238,517
Foreign currency transaction gain (loss)	6,417,066	(1,872)	(915,059)
Other income (expense), net	279,369	(373,439)	(293,023)

Total other expense	(3,007,617)	(11,214,849)	(14,134,235)

Income before provision for foreign income taxes	51,142,124	43,054,011	39,411,387

Provision for foreign income taxes	24,556,264	29,491,109	5,822,000

Net income	26,585,860	13,562,902	33,589,387
Other comprehensive loss:
Cash flow hedging activities:
Income reclassified to earnings during year (net of income tax benefit of $148,070 in 2007, $65,075 in 2006 and $7,331 in 2005)	287,430	126,322	14,230
Unrealized mark-to-market losses during year (net of income tax benefit of $47,950 in 2007, $109,578 in 2006 and $147,989 in 2005	(93,079)	(212,709)	(287,273)

Other comprehensive income (loss)	194,351	(86,387)	(273,043)

Comprehensive income	$26,780,211	$13,476,515	$33,316,344

See accompanying notes.

WilPro Energy Services (PIGAP II) Limited
Statements of Shareholders’ Equity

					Accumulated
			Additional		Other
	Common Stock		Paid-In	Retained	Comprehensive
	Class A	Class B	Capital	Earnings	Loss	Total

Balance, December 31, 2004	$70	$30	$101,914,330	$38,803,342	$(1,356,873)	$139,360,899

Net income	—	—	—	33,589,387	—	33,589,387

Other comprehensive loss	—	—	—	—	(273,043)	(273,043)

Dividends paid	—	—	—	(39,500,000)	—	(39,500,000)

Balance, December 31, 2005	70	30	101,914,330	32,892,729	(1,629,916)	133,177,243

Net income	—	—	—	13,562,902	—	13,562,902

Other comprehensive loss	—	—	—	—	(86,387)	(86,387)

Dividends paid	—	—	—	(32,000,000)	—	(32,000,000)

Balance, December 31, 2006	70	30	101,914,330	14,455,631	(1,716,303)	114,653,758

Net Income	—	—	—	26,585,860	—	26,585,860

Other comprehensive loss	—	—	—	—	194,351	194,351

Dividends paid	—	—	—	(15,500,000)	—	(15,500,000)

Cash contributions	—	—	10,318,046	—	—	10,318,046

Balance December 31, 2007	$70	$30	$112,232,376	$25,541,491	$(1,521,952)	$136,252,015

See accompanying notes.

WilPro Energy Services (PIGAP II) Limited
Statements of Cash Flows

	Years Ended December 31,
	2007	2006	2005

Operating activities
Net income	$26,585,860	$13,562,902	$33,589,387
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	16,016,682	15,945,079	15,966,865
Amortization of deferred financing costs	2,208,692	2,208,693	2,208,693
Provision for loss on other assets	—	309,706	—
Provision for deferred foreign income taxes	6,841,000	5,271,000	5,822,003
Changes in operating assets and liabilities:
Accounts receivable	(10,601,895)	6,606,683	1,409,695
Prepaid taxes	(4,888,975)	(6,001,907)	184,000
Prepaid expenses	484,598	(280,790)	(1,321,073)
Accounts payable	2,980,593	(971,647)	589,565
Taxes payable	(1,067,327)	23,412,163	(988,980)
Receivables/payables with affiliates	(308,222)	56,179	7,157
Accrued liabilities	297,971	285,918	127,428
Accrued interest	(429,254)	(43,454)	215,318
Deferred revenue	(521,518)	(521,519)	(521,519)
Deferred maintenance	(4,783,165)	—	—
Other, including changes in other non-current assets	435,499	191,398	51,567

Net cash provided by operating activities	33,250,539	60,030,404	57,340,106

Investing activities

Purchases of property, plant and equipment	(2,622,699)	(731,544)	(848,201)

Net cash used in investing activities	(2,622,699)	(731,544)	(848,201)

Financing activities
Payments of notes payable	(22,310,000)	(22,310,000)	(22,310,000)
Dividends paid	(15,500,000)	(32,000,000)	(39,500,000)
Cash contributions	10,318,046	—	—
Changes in restricted cash and cash equivalents	(3,170,200)	(4,934,550)	5,367,085

Net cash used in financing activities	(30,662,154)	(59,244,550)	(56,442,915)

Net increase (decrease) in cash and cash equivalents	(34,314)	54,310	48,990
Cash and cash equivalents, beginning of year	197,857	143,547	94,557

Cash and cash equivalents, end of year	$163,543	$197,857	$143,547

Supplemental Disclosures of Cash Flow Information
Foreign income taxes paid	$22,781,080	$13,691,485	$1,916,418
Interest paid	$10,192,780	$10,903,538	$11,766,494
See accompanying notes.

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements
1. Organization and Description of Business
WilPro Energy Services (PIGAP II) Limited (the Company) was incorporated in the Cayman Islands in July 1998. The Company provides installation, engineering, procurement and construction services, as well as operation and maintenance services for natural gas compression facilities at the Santa Bárbara/Pirital oil field property of PDVSA Petróleo, S.A. (PDVSA) in Venezuela. Williams International PIGAP Limited, a subsidiary of Williams International Company, owns all 70 outstanding Class A common shares, and Hanover Cayman Limited (a wholly owned subsidiary of Exterran Holdings, Inc., owns all 30 Class B common shares of the Company. There are no differences in Class A and Class B common shares of the Company.
The Company has entered into a services contract with PDVSA. Under the terms of this contract, the Company designed and built a high-pressure natural gas compression plant, which was completed in August 2001, and renders natural gas compression services on behalf of PDVSA at the Company’s own expense and risk. The contract has an initial term of 20 years. After this term, PDVSA is under no obligation to receive these services. The services rendered by the Company generate a service fee from PDVSA, which is the primary source of revenue for the Company. The Company does not require collateral for credit extended to PDVSA. At the end of the contract, PDVSA has the option to 1) renew the current service agreement, allowing the Company to retain ownership of the assets, 2) purchase the PIGAP II assets at book value, which is expected to be an insignificant amount, and either retain the Company under an operations and management agreement or terminate its relationship with the Company, or 3) require the Company to dismantle the assets and restore the land to its original condition.
2. Summary of Significant Accounting Policies
Reclassifications
Certain prior year amounts, including Other Accounts Payable, Accrued Liabilities, Accrued Interest and Taxes Payable have been reclassified to conform to the current classifications.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in those financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Cash and Cash Equivalents
Cash and cash equivalents include demand and time deposits, certificates of deposit and other marketable securities with maturities of three months or less when acquired.
Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents within current assets consists primarily of bank accounts restricted under the Company’s loan agreement with Overseas Private Investment Corporation (OPIC), ABN AMRO Bank N.V., and Istituto per i Servizi Assicurativi del Commercio Estero (SACE) (see Note 6) for receipt of revenue, payment of operating and maintenance expenses, distributions to shareholders and funding for the next semi-annual debt principal and interest payments. Restricted cash and cash equivalents within noncurrent assets consists primarily of bank accounts restricted under the loan agreement with OPIC and SACE for six months of principal and interest payments and an uninsured loss reserve. The Company does not expect these cash and cash equivalents to be released within the next twelve months.
Accounts Receivable
Accounts receivable are carried on a gross basis, with no discounting, less the allowance for doubtful accounts. No allowance for doubtful accounts is recognized at the time the revenue, which generates the accounts receivable, is recognized. Management assesses the collectibility of accounts receivable based on existing economic conditions and contractual terms with its client. Receivables are considered past due if payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted.
Derivative instruments
During 2003, the Company entered into an interest rate cap agreement to hedge the interest rate risk associated with its loan agreement. This derivative instrument protects against increases in the LIBOR interest rates above 5.85 percent. This derivative is reflected on the balance sheet at fair value and has been designated in a cash flow hedging relationship. The effective portion of the change in fair value is reported in other comprehensive income and reclassified into earnings in the period in which the hedged item affects earnings. To match the underlying transaction

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
being hedged, derivative gains or losses reclassified into earnings are recognized in interest expense. The hedging relationship is regularly evaluated to determine whether it is expected to be, and has been, a highly effective hedge. Forecasted transactions designated as the hedged item are regularly evaluated to assess whether they continue to be probable of occurring. During 2007 and 2006, there are no amounts excluded from the effectiveness calculation and no hedge ineffectiveness. As of December 31, 2007, the Company has hedged future cash flows associated with interest payments for eight years, and, based on recorded values at December 31, 2007, losses of $552,400 are expected to be reclassified into earnings within the next year.
Property, Plant and Equipment
Property, plant and equipment is recorded at historical cost. The carrying amount of these assets is based on estimates, assumptions and judgments relative to capitalized costs, useful lives and salvage values. Improvements increasing functionality or useful lives are added to the cost of the corresponding assets, while the cost of repairs and maintenance are charged to expense as incurred. All spare parts inventory items in excess of $2,500 are capitalized and recorded at historical cost and expensed upon usage. Depreciation is recorded using the straight-line method over estimated useful lives. An estimated useful life of 20 years is used for natural gas compression plant facilities and an estimated useful life of five years is used for all other property, plant and equipment.
Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations, requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. The Company has not recorded an asset retirement obligation based on a 100% probability assessment that PDVSA, under the contract terms, will purchase the PIGAP II facility and assume all retirement obligations at the end of the contract term.
Deferred Major Maintenance
The Company records a deferred asset for major maintenance costs that extend the life of an asset. These costs are amortized over the periods expected to benefit from the major maintenance project, currently estimated to be five years.

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
Revenue Recognition Policy
The Company recognizes revenue for services in the period they are performed based on contractual terms and associated volumes. On December 27, 2002, the Company received $10.3 million from PDVSA for achieving specified production levels within a certain number of days after the facility became operational. The payment is a part of the 20-year services agreement with PDVSA. The Company has recorded the payment as deferred revenue and is recognizing the revenue on a straight-line basis over the life of the contract. The portion to be recognized as revenues in the next year is included within current liabilities.
Impairment of Long-lived Assets
The evaluation for impairment of assets is done on an individual asset or asset group basis when events or changes in circumstances indicate, in management’s judgment, that the carrying amount of such assets may not be recoverable. When such a determination has been made, management’s estimate of undiscounted future cash flows attributable to the assets is compared to the carrying amount of the assets to determine whether impairment has occurred. If an impairment of the carrying amount has occurred, the amount of the impairment recognized in the financial statements is determined by estimating the fair value of the assets and recording a loss for the amount that the carrying amount exceeds the estimated fair value. No impairments of long lived-assets have been recorded for any period presented.
Provision for Severance Benefits
The Company is liable for employee severance benefits, which are a vested right of workers under the Venezuelan Labor Law. These benefits are accrued as service is rendered and transferred monthly to a trust fund on behalf of each worker.
Foreign Currency
The functional currency of the Company is the U.S. dollar. Transactions denominated in currencies other than the U.S. dollar are recorded based on official exchange rates at the time such transactions take place. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in the Statements of Income.
Income Taxes
Deferred foreign income taxes are computed using the liability method and are provided on all temporary differences between the financial bases and tax bases of the Company’s assets and

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
liabilities. Management’s judgment and income tax assumptions are used to determine the levels, if any, of valuation allowances associated with deferred foreign tax assets.
Recent Accounting Standards
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). This Statement establishes a framework for fair value measurements in the financial statements by providing a definition of fair value, provides guidance on the methods used to estimate fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-2, deferring the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS No. 157 requires two distinct transition approaches; (i) cumulative-effect adjustment to beginning retained earnings for certain financial instrument transactions and (ii) prospectively as of the date of adoption through earnings or other comprehensive income, as applicable. On January 1, 2008, the Company adopted SFAS No. 157 with no impact to its Consolidated Financial Statements. Beginning January 1, 2009, the Company will apply SFAS No. 157 fair value requirements to non-financial assets and non-financial liabilities that are not recognized or disclosed on a recurring basis. SFAS No. 157 expands disclosures about assets and liabilities measured at fair value on a recurring basis effective beginning with the 2008 reporting.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (SFAS No. 159). SFAS No. 159 establishes a fair value option permitting entities to elect to measure eligible financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The fair value option may be applied on an instrument-by-instrument basis, is irrevocable and is applied only to the entire instrument. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007, and should not be applied retrospectively to fiscal years beginning prior to the effective date. On the adoption date, an entity may elect the fair value option for eligible items existing at that date and the adjustment for the initial remeasurement of those items to fair value should be reported as a cumulative effect adjustment to the opening balance of retained earnings. Subsequent to January 1, 2008, the fair value option can only be elected when a financial instrument or certain other item is entered into. On January 1, 2008, the Company did not elect the fair value option for any existing eligible financial instruments or certain other items.

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
3. Risks and Uncertainties
The Company relies on the Venezuelan oil and natural gas industry and is exposed to the operating, geographical and financial risks relevant to this industry. Geographical risks are generated by the political, legal, social and economic conditions of the country. In recent years, Venezuela endured abnormal levels of instability in the economic, political, and social environment. On February 4, 2003, the Venezuelan government established a currency exchange control. As a result, there was a 20 percent devaluation of the Venezuelan bolivar with respect to the U.S. dollar during 2004 and a 12 percent devaluation in 2005. The exchange rate at December 31, 2007 and 2006 was 2,150 Venezuelan bolivars to 1 U.S. dollar. The Company has realized gains from the exchange of U.S. dollars to bolivars in an alternative market. These gains are recognized at the time that bolivars are acquired and the related bolivar denominated obligation is settled.
Since December 31, 2005, there has been no devaluation of the Venezuelan bolivar. The impact of a devaluation on the Company’s financial statements is minimized by the fact that the Company holds most of its cash in U.S. dollars.
The Venezuelan economy has been considered hyper-inflationary in the past, but has not been considered hyper-inflationary since 2001. The inflation rate for Venezuela was 22 percent in 2007, compared to 17 percent in 2006, and 14 percent in 2005. The impact of inflation on the Company’s financial results is minimized by contractual terms that allow for tariff increases commensurate with inflation, tariffs paid to the Company in U.S. dollars, and significant fixed tariffs not affected by low volumes from PDVSA. As a result, management believes the impact should not be significant.
The Venezuelan government continues its public criticism of U.S. economic and political policy, has implemented unilateral changes to existing energy related contracts, continues to publicly declare that additional energy contracts will be unilaterally amended, and that privately held assets will be expropriated, indicating that a level of political risk still remains. In addition, there is no certainty regarding the impact changes in the future political and economic conditions may have on laws affecting taxes, exchange rates, currency convertibility, environmental and labor regulations, repatriation of profits and capital return. If the current conditions persist, the Company’s economic, financial and operational capacity could be affected, as well as its organizational structure.

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
The Company’s cash equivalents consist of high-quality securities placed with various major financial institutions with credit ratings at or above BBB by Standard & Poor’s or Baa1 by Moody’s Investors Service.
4. Related Party Transactions
The Company reimburses shareholders and affiliated companies (including Williams International Venezuela Limited, WilPro Energy Services (El Furrial) Limited and Williams International Services Company), which are all subsidiaries of Williams International Company for expenses incurred on behalf of the Company. These reimbursements totaled $3.8 million in 2007, $2.7 million in 2006 and $1.4 million in 2005. The Company received reimbursements for expenses incurred on behalf of an affiliated company in the amount of $.5 million in 2006.
Receivables and payables with shareholders and other affiliated companies at December 31 are as follows:

	2007	2006

Accounts payable:

Williams International Services Company	$120,395	$317,692
WilPro Energy Services (El Furrial) Limited	—	110,925

	$120,395	$428,617

5. Property, Plant and Equipment
At December 31, property, plant and equipment are as follows:

	2007	2006

Natural gas compression plant facilities	$317,241,470	$316,948,162
Spare parts	2,891,563	816,891
Vehicles	730,001	793,972
Computer software and equipment	421,705	363,062
Other	239,693	138,880

	321,524,432	319,060,967
Accumulated depreciation	(100,435,424)	(84,577,975)

	$221,089,008	$234,482,992

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
6. Notes Payable and Credit Facilities
At December 31, long-term notes payable are represented as follows:

	2007	2006

Overseas Private Investment Corporation:
6.62% note payable, due in semi-annual payments plus interest through September 15, 2016	$76,500,000	$88,625,000

ABN AMRO Bank N.V.:
Variable rate note payable, due in semi-annual payments plus interest through September 15, 2016	64,260,000	74,445,000

	140,760,000	163,070,000

Notes payable due within one year	23,000,000	22,310,000

Notes payable due after one year	$117,760,000	$140,760,000

In October 2003, the Company received funding under loan agreements with OPIC and ABN AMRO Bank N.V. Interest on the note payable to ABN AMRO Bank N.V. is based on the six-month LIBOR rate plus 0.8 percent (6.62 percent at December 31, 2007). These notes are secured by the physical assets and common stock of the Company. Under the terms of the agreement, the Company maintains various restricted bank accounts. The use of each account is restricted for a specific use including receipt of revenue, payment of operating and maintenance expenses, debt service, uninsured loss reserve, and distributions to shareholders. The loan agreement contains various other restrictive covenants and commitments, including limitations on additional indebtedness, payment of dividends, asset sales and leasing activities.
Aggregate minimum maturities of notes payable for each of the next five years is as follows:

2008	23,000,000
2009	26,220,000
2010	26,680,000
2011	16,100,000
2012	10,580,000

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
6. Notes Payable and Credit Facilities (continued)
During 2002 through 2004, deferred financing costs of $10.7 million were incurred in connection with the debt issuance. SACE provides a guarantee on behalf of ABN AMRO Bank N.V. for which the Company paid an $18 million fee. These costs are being amortized over the term of the notes. Accumulated amortization of the deferred financing costs is $9.4 million and $7.2 million as of December 31, 2007 and 2006, respectively.
At December 31, 2007 and 2006, the Company had irrevocable standby letters of credit for $48 million and $28 million, respectively, issued in favor of PDVSA. The letters of credit renew automatically each year and were issued in connection with the service agreement between the Company and PDVSA. The letters of credit cannot be drawn upon unless the Company defaults on their agreement with PDVSA as outlined in the service agreement.
7. Income Taxes
The Company is subject to Venezuelan corporate income taxes at a 34 percent tax rate on taxable income. Taxable income differs from financial income principally due to adjustments for the difference in reporting currency for book and tax purposes, differences in depreciable lives, and certain permanent differences.
Significant components of deferred taxes at December 31 are as follows:

	2007	2006

Deferred tax liabilities:
Property, plant and equipment	$33,501,584	$26,558,420
Mark to market on interest rate cap	—	132,600
Deferred financing costs	2,447,320	2,394,244

Total deferred tax liabilities	35,948,904	29,085,264

Deferred tax assets:
Mark to market on interest rate cap	100,000	—
Deferred revenue	2,614,940	2,792,420

Total deferred tax assets	2,714,940	2,792,420

Net deferred tax liabilities	$33,233,964	$26,292,844

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
7. Income Taxes (continued)
Provision for foreign income taxes consists of:

	2007	2006	2005

Current	$17,715,264	$24,220,109	$—
Deferred	6,841,000	5,271,000	5,822,000

Total	$24,556,264	$29,491,109	$5,822,000

Reconciliation of statutory rate to actual rate:

	2007	2006	2005

Provision at statutory rate (34%)	$17,388,264	$14,638,109	$13,399,000
Increase (decrease) in taxes resulting from:
Income/expense not subject to tax	(3,265,000)	(857,000)	(434,000)
Inflation adjustment	2,274,000	3,348,000	3,801,000
Exchange rate impact on fixed asset accounting	7,370,000	7,378,000	7,392,000
Tax reserve	740,000	4,620,000	—
Return to accrual and other permanent adjustments	49,000	364,000	15,000
Currency losses	—	—	(7,177,000)
Utilization of business asset tax (BAT), investment tax credit (ITC) and net operating loss (NOL) credits	—	—	(11,174,000)

Total	$24,556,264	$29,491,109	$5,822,000

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
8. Financial Instruments
The Company used the following methods and assumptions in estimating its fair-value disclosures for financial instruments:
Cash and cash equivalents and restricted cash and cash equivalents: The carrying amounts reported in the balance sheet approximate fair value due to the short-term maturity of the underlying instruments.
Derivative asset: Fair value is determined by discounting estimated future cash flows using forward-interest rates derived from the year-end yield curve.
Notes payable: The fair value of the fixed rate long-term note was determined based on prices of similar securities with similar terms and credit ratings.
The carrying amount of the variable rate long-term note reported in the balance sheet approximates fair value as this note has an interest rate approximating market.

	2007		2006
	Carrying		Carrying
Asset (liability)	amount	Fair value	amount	Fair value

Cash and cash equivalents	$163,543	$163,543	$197,857	$197,857
Restricted cash and cash equivalents	70,156,240	70,156,240	66,986,040	66,986,040
Derivative asset	345,555	345,555	486,583	486,583
Notes payable	(140,760,000)	(141,733,080)	(163,070,000)	(135,195,488)